

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Jim Ennis
Chief Executive Officer
Beta Music Group, Inc.
160 East 65th Street
New York, NY 10065

>   **Re: Beta Music Group, Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed December 31, 2013**
>   **File No. 000-53729**

Dear Mr. Ennis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please revise the contact information on the cover page of the filing to indicate the current information for the company.

3. We note you have only one officer and director, Mr. Jim Ennis. Revise your document to refer to him by name rather than to "officers" or "management." Please similarly revise your risk factor at page 21, "Our future depends in part on the interests and influence of key stockholders" to identify Mr. Ennis as the holder of more than 5% of your common stock.

4. Please revise your registration statement to ensure that your disclosure corresponds to the proper heading for each Form 10 item requirement.

5. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, the Cisco Global Mobile Data Traffic Forecast Update you reference on page 5, as well as the ESRI Business Information Solutions report you reference on the same page. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Forward-Looking Statements, page 1

6. Please revise to remove references to Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, as these safe-harbor provisions are unavailable to penny stock issuers.

Item 1. Business, page 6

7. A shell company, as defined under Rule 12b-2 of the Securities Exchange Act of 1934, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Currently, it appears that you have no operations, no revenues, and that your assets consist of $3,298, including $298 cash, as of September 30, 2013. Therefore, please prominently disclose that your company is a shell company and that you have not generated revenue or commenced business operations under Business, Management's Discussion and Analysis, Risk Factors, and elsewhere as appropriate throughout the filing.

8. Please revise here, and within your Risk Factors section, to disclose the unavailability of Rule 144 of the Securities Act for the resale of securities issued by a shell company until the conditions imposed by Rule 144(i) are met, and the impact these limitations will have upon the liquidity of your common shares.

9. Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company.

Emerging Growth Company Status, page 11

10. Because Beta Music Company had the first sale of its common equity prior to December 8, 2011, you do not appear eligible to qualify as an Emerging Growth Company under the JOBS Act. Please revise to remove references to your being considered an Emerging Growth Company under the JOBS Act.

Item 1A. Risk Factors, page 13

11. We note your risk factors describing the reliance on traffic to your website and mobile applications. Please provide your web address if available. If there is no website at this time please revise your disclosure accordingly.

12. Please revise your risk factors to be consistent with your current operational status. For example on page 13 you state there has been no product revenue to date, but on page 19 you state that you recognize most revenue from your advertising products. Please revise your disclosure to be accurate and consistent throughout the document.

We may invest or spend the proceeds of this capital raised in way with which you may not agree or in way which may not yield a return., page 23

13. Please revise to remove this risk factor, insofar as you are not raising proceeds under this Form 10 registration statement, as you note at page 11.

Item 2. Management Discussion and Analysis of Financial Conditions and Plan of Operation, page 25

14. Please revise to quantify the costs you anticipate incurring over the next 12 months for filing Exchange Act reports and consummating an acquisition or begin operations. Provide the basis for your estimates.

15. Please add a section to specifically discuss the liquidity and capital resource demands of the business for the next 12 months. In this regard, highlight any trends, demands, uncertainties, or events that will affect your business. Refer to Item 303 of Regulation S-K.

16. Please revise to include a discussion here, or within your risk factors, of your ability to continue as a going concern, as noted by your auditors.

17. Please revise to disclose how you will pay the costs of your Exchange Act reporting requirements and seeking a business combination. Disclose whether Mr. Ennis will provide such financing.

Item 3. Properties

    18. Please revise to include disclosure under Item 102 of Regulation S-K.

Item 15 Financial Statements and Exhibits
Exhibit Description, page 32

    19. Please ensure that the exhibits are filed or furnished with the filing. We note, for
        example, that you reference Exhibits 2.1 and 3.3 on page 3 of your registration statement,
        but that no exhibits have been included with your filing. Please refer to Item 601 of
        Regulation S-K and revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Inessa Kessman, Staff Accountant at (202) 551-3371 or Terry French,
Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact Emily Drazan, Law Clerk at (202) 551-
3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other
questions.

                                            Sincerely,

                                            /s/ Celeste M. Murphy for

                                            Larry Spirgel
                                            Assistant Director